UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-16845

(Check one)	Form 10-K	Form 20-F	X	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR

For Period Ended:	December 31, 2005

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I - REGISTRANT INFORMATION

PFF Bancorp, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

350 South Garey Ave
Address of Principal Executive Office (Street and Number)

Pomona, California 91766
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR, or potion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file the Annual Report on Form 11-K for the year ended December 31, 2005 for the Capital Accumulation Plan for Employees of PFF Bank & Trust within the prescribed period without unreasonable effort or expense, due to unanticipated delays in completing the financial statements for inclusion in the Form 11-K.  The registrant fully intends to file the Annual Report on Form 11-K within the extended time period.

PART IV - OTHER INFORMATION

(1)	Name and telephone of person to contact in regard to this notification
	Gregory C. Talbott	(909)	623-2323
	Name	(Area Code)	(telephone Nubmer)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes __X___ No_____

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes _____ No___X__

PFF Bancorp, Inc.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 29, 2006	By	/s/ Gregory C. Talbott
		Title	Senior Executive Vice President/Chief Operating Officer/Chief Financial Officer and Treasurer